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                            January 15, 2021

       Wenhui Xiong
       Chairman and Chief Executive Officer
       Newborn Acquisition Corp
       Room 801, Building C
       SOHO Square, No. 88
       Zhongshan East 2nd Road, Huangpu District
       Shanghai, 200002, China

                                                        Re: Newborn Acquisition
Corp
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed December 23,
2020
                                                            File No. 001-39230

       Dear Mr. Xiong:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed December 23, 2020

       General

   1. Please revise this document to comply with all applicable comments issued in regards to
                                                        NB Merger Corp.'s Form
S-4 filed December 21, 2020.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               You may contact Charles Eastman at (202) 551-3794 or Andrew Blume at (202) 551-
       3254 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at
       (202) 551-3397 with any other questions.
 Wenhui Xiong
Newborn Acquisition Corp
January 15, 2021
Page 2

                                        Sincerely,
FirstName LastNameWenhui Xiong
                                        Division of Corporation Finance
Comapany NameNewborn Acquisition Corp
                                        Office of Manufacturing
January 15, 2021 Page 2
cc:       Giovanni Caruso
FirstName LastName